SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
4/17/19


1. NAME OF REPORTING PERSON
Bulldog Investors, LLC


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
700

8. SHARED VOTING POWER
325,009

9. SOLE DISPOSITIVE POWER
700
_______________________________________________________

10. SHARED DISPOSITIVE POWER
325,009


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
325,709
12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
3.81%

14. TYPE OF REPORTING PERSON

IA

___________________________________________________________

1. NAME OF REPORTING PERSON
Bulldog Investors Group of Funds


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[x]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________

7. SOLE VOTING POWER
700

8. SHARED VOTING POWER
0

9. SOLE DISPOSITIVE POWER
700
_______________________________________________________

10. SHARED DISPOSITIVE POWER
0


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
700 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

0.01%

14. TYPE OF REPORTING PERSON

IC

___________________________________________________________

1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
700

8. SHARED VOTING POWER
325,009

9. SOLE DISPOSITIVE POWER
700
_______________________________________________________

10. SHARED DISPOSITIVE POWER
325,009


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
325,709
12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
3.81%

14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[x]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
700

8. SHARED VOTING POWER
325,009

9. SOLE DISPOSITIVE POWER
700
_______________________________________________________

10. SHARED DISPOSITIVE POWER
325,009


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
325,709
12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
3.81%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Steven Samuels


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[x]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER
700

8. SHARED VOTING POWER
325,009

9. SOLE DISPOSITIVE POWER
700
_______________________________________________________

10. SHARED DISPOSITIVE POWER
325,009


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
325,709
12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
3.81%


14. TYPE OF REPORTING PERSON

IN
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #4 to the schedule 13d filed August 20, 2018. Except as specifically set forth herein, the Schedule 13d remains unmodified.




ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the N-CSR filed on January 4, 2019, there were 8,554,668 shares of common stock outstanding as of October 31, 2019. The percentages set forth herein were derived using such number. Phillip Goldstein, Andrew Dakos and Steven Samuels own Bulldog Investors, LLC, a registered investment advisor.
As of April 18, 2019, Bulldog Investors, LLC is deemed to be the beneficial owner of 325,709 shares of AKP (representing 3.81% of AKP's outstanding shares) solely by virtue of Bulldog Investors LLC's power to direct the vote of,and dispose of, these shares. These 325,709 shares of AKP include 700 shares (representing 0.01% of AKP's outstanding shares) that are beneficially owned by Mr. Dakos, and the following entities over which Messrs. Goldstein Dakos and Samuels exercise control: Opportunity Partners LP, and Full Value Partners, LP (collectively, "Bulldog Investors Group of Funds").
Bulldog Investors Group of Funds may be deemed to constitute a group. All other shares included in the aforementioned 325,709 shares of AKP beneficially owned by Bulldog Investors LLC (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors, LLC who are not members of any group. The total number of these "non-group" shares is 325,009 shares (representing 3.80% of AKP's outstanding shares).

(b)Bulldog Investors,LLC has sole power to dispose of and vote 700 shares. Bulldog Investors, LLC has shared power to dispose of and vote 325,009 shares. Certain of Bulldog Investors, LLC's clients (none of whom beneficially own more than 5% of AKP's shares) share this power with Bulldog Investors, LLC. Messrs. Goldstein, Dakos and Samuels are control persons of Bulldog Investors, LLC.


c) During the last 60 days the following shares of AKP were sold:

Date:		        Shares:		Price:
04/17/19		(50,858)	14.6824
04/17/19		(50,000)	14.6800
04/18/19		(584,752)	14.6520
04/18/19		(1,134)		14.7000




d) Clients of Bulldog Investors, LLC are entitled to receive any dividends or sales proceeds.

e) The Reporting Persons ceased to be the beneficial owner of more than 5% of AKP's common stock on April 18, 2019 based on the N-CSR filed January 4, 2019.


ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
N/A


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 4/22/2019

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


By: /S/ Steven Samuels
Name:   Steven Samuels

Bulldog Investors, LLC
By: /s/ Andrew Dakos
Andrew Dakos, Member

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.